Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232308

HARTMAN vREIT XXI, INC.

SUPPLEMENT NO. 2 DATED MAY 18, 2022
TO THE PROSPECTUS DATED MAY 4, 2022

This document supplements, and should be read in conjunction with, our prospectus dated May 4, 2022, relating to our offering of up to $185,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 2 have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose filing of Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2022.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2022

On May 16, 2022, we filed with the SEC our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, a copy of which is attached to this Supplement as Appendix A (without exhibits).

APPENDIX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 10-Q
____________

☒ Quarterly report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2022

 ☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 333-207711
__________

HARTMAN vREIT XXI, INC.
(Exact name of registrant as specified in its charter)

Maryland	38-3978914
(State or Other Jurisdiction of Incorporation or of Organization)	(I.R.S. Employer Identification Number)
2909 Hillcroft
Suite 420
Houston
Texas	77057
(Address of principal executive offices)	(Zip Code)
______________
(713) 467-2222
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☒ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of May 1, 2022, there were 9,245,535 shares of the registrant’s common stock issued and outstanding, 22,100 of which were held by an affiliate of the registrant, consisting of 492,433 shares of Class T common stock, 8,698,244 shares of Class A common stock, 35,150 shares of Class I common stock and 19,708 shares of Class S common stock.

HARTMAN vREIT XXI, INC.

PART I
FINANCIAL INFORMATION
Item 1. Financial Statements

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
	March 31, 2022	December 31, 2021
	(Unaudited)
ASSETS
Real estate assets, at cost	$84,887	$84,012
Accumulated depreciation and amortization	(17,441)	(16,369)
Real estate assets, net	67,446	67,643
Investment in tenant in common interest, net	3,295	3,386
Total	70,741	71,029

Cash and cash equivalents	691	—
Restricted cash	175	144
Notes receivable - related party	13,063	11,388
Investment in unconsolidated entities	11,734	11,734
Deferred lease commissions, net	1,844	1,799
Accrued rent and accounts receivable, net	2,280	1,955
Prepaid expenses and other assets	200	303
Acquisition deposits	125	125
Due from related parties	1,248	1,060
Total assets	$102,101	$99,537

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Notes payable, net	$42,510	$37,655
Accounts payable and accrued expenses	3,309	5,200
Tenants' security deposits	799	728
Total liabilities	46,618	43,583

Special limited partnership interests	1	1
Stockholders' equity:
Common stock, Class A, $0.01 par value, 270,000,000 shares authorized, 8,573,912 and 8,483,580 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	86	85
Common stock, Class T, $0.01 par value, 70,000,000 shares authorized, 489,821 shares and 479,219 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	5	5
Common stock, Class S, $0.01 par value, 280,000,000 shares authorized, 19,708 shares and 19,708 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—	—
Common stock, Class I, $0.01 par value, 280,000,000 shares authorized, 35,150 shares and 22,442 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—	—
Preferred stock, $0.01 par value, 50,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	83,584	82,445
Accumulated distributions and net loss	(28,193)	(26,582)
Total stockholders' equity	55,482	55,953
Total liabilities and total equity	$102,101	$99,537
The accompanying notes are an integral part of these consolidated financial statements.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands except per share data)

	Three months ended March 31,
	2022	2021
Revenues
Rental revenues	$3,315	$3,296
Total revenues	3,315	3,296

Expenses (income)
Property operating expenses	1,205	1,821
Asset management fees	138	138
Organization and offering costs	33	1
Real estate taxes and insurance	610	602
Depreciation and amortization	1,072	1,391
General and administrative	424	271
Interest expense	297	284
Interest and dividend income	(413)	(440)
Equity in net loss of tenant in common interest	91	294
Total expenses, net	3,457	4,362

Net loss	$(142)	$(1,066)
Basic and diluted loss per common share:
Net loss attributable to common stockholders	$(0.02)	$(0.12)
Weighted average number of common shares outstanding, basic and diluted	9,091	8,839

The accompanying notes are an integral part of these consolidated financial statements.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited, in thousands)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Distributions And Net Loss	Total
Balance at December 31, 2020	8,811	$88	$80,519	$(18,620)	$61,987
Issuance of common shares	56	—	565	—	565
Redemptions	(5)	—	(47)	—	(47)
Selling commissions	—	—	(3)	—	(3)
Dividends and distributions (DRP based)	—	—	—	(566)	(566)
Dividends and distributions (cash based)	—	—	—	(839)	(839)
Net loss	—	—	—	(1,066)	(1,066)
Balance at March 31, 2021	8,862	$88	$81,034	$(21,091)	$60,031

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Distributions And Net Loss	Total
Balance at December 31, 2021	9,005	$90	$82,445	$(26,582)	$55,953
Issuance of common shares	115	1	1,198	—	1,199
Redemptions	(1)	—	(11)	—	(11)
Selling commissions	—	—	(48)	—	(48)
Dividends and distributions (DRP based)	—	—	—	(583)	(583)
Dividends and distributions (cash based)	—	—	—	(886)	(886)
Net loss	—	—	—	(142)	(142)
Balance at March 31, 2022	9,119	$91	$83,584	$(28,193)	$55,482
The accompanying notes are an integral part of these consolidated financial statements.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)
	Three months ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(142)	$(1,066)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock based compensation	25	7
Depreciation and amortization	1,072	1,391
Deferred loan and lease commission costs amortization	141	90
Equity in net loss of tenant in common interest	91	294
Bad debt provision	38	—
Changes in operating assets and liabilities:
Accrued rent and accounts receivable	(363)	(532)
Deferred lease commissions	(159)	(127)
Prepaid expenses and other assets	103	140
Accounts payable and accrued expenses	(1,343)	(788)
Due to/from related parties	(188)	959
Tenants' security deposits	71	18
Net cash (used in) provided by operating activities	(654)	386
Cash flows from investing activities:
Additions to real estate	(875)	(639)
Issuance of notes receivable- related parties	(1,675)	—
Net cash used in investing activities	(2,550)	(639)
Cash flows from financing activities:
Proceeds from issuance of common stock	616	—
Payment of redemption of common stock	(11)	(47)
Distributions paid in cash	(1,459)	(566)
Payment of selling commissions	(48)	(3)
Deferred loan costs paid	—	(28)
Change in subscriptions for common stock	—	(50)
Proceeds from revolving credit facility	4,845	1,001
Repayments of term loan	(17)	—
Net cash provided by financing activities	3,926	307

Net increase in cash and cash equivalents and restricted cash	722	54
Cash and cash equivalents and restricted cash, beginning of period	144	547
Cash and cash equivalents and restricted cash, end of period	$866	$601

Supplemental cash flow information:
Cash paid for interest	$263	$244
Supplemental disclosures of non-cash investing and financing activities:
Change in distributions payable	$(573)	$273
Distributions paid in stock	$583	$566
Deferred loan costs settled through increase in credit facility principal	$222	$—
The accompanying notes are an integral part of these consolidated financial statements.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 — Organization and Business
Hartman vREIT XXI, Inc. (the “Company”) is a Maryland corporation formed on September 3, 2015. The Company elected to be treated as a real estate investment trust (“REIT”) beginning with its taxable year ended December 31, 2017. The Company’s fiscal year end is December 31.
 In its initial public offering, the Company offered to the public up to $250,000,000 in any combination of shares of Class A and Class T common stock and up to $19,000,000 in shares of Class A and Class T common stock to stockholders pursuant to its distribution reinvestment plan.

In its follow-on offering, the Company registered $180,000,000 in any combination of shares of Class A and Class T common stock to be offered to the public and $5,000,000 to be offered to shareholders pursuant to the distribution reinvestment plan.
On May 12, 2020, the Company's board of directors authorized the classification and designation of Class I and Class S common stock. As of March 31, 2022, 900,000,000 shares of capital stock were classified as common stock, par value $0.01 per share, 270,000,000 of which were classified and designated as Class A common stock (“Class A Shares”), 280,000,000 were classified and designated as Class S common stock ("Class S Shares"), 280,000,000 of which were classified as Class I common stock ("Class I Shares"), and 70,000,000 were designated as Class T Common stock (“Class T Shares”).
Effective May 10, 2022, the sale price of our Class A, Class S, Class I and Class T common shares to the public is $11.31, $10.55, $10.17, and $10.83 per share, respectively, representing the net asset value per share as determined by the board of directors plus the applicable sales commissions and managing broker dealer fees. The sale price of all classes of common shares to our shareholders pursuant to the distribution reinvestment plan is $10.17 per share.
The Company’s board of directors may, in its sole discretion and from time to time, change the price at which the Company offers shares to the public in the primary offering or pursuant to its distribution reinvestment plan to reflect changes in estimated value per share and other factors that the board of directors deems relevant.
The Company’s advisor is Hartman XXI Advisors, LLC (the “Advisor”), a Texas limited liability company and wholly owned subsidiary of Hartman Advisors, LLC. Hartman Income REIT Management, Inc., an affiliate of the Advisor, is the Company’s sponsor and property manager (“Sponsor” and “Property Manager”). Effective July 1, 2020, the Advisor and the Property Manager are wholly owned subsidiaries of Hartman Short Term Income Properties XX, Inc. Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.
Substantially all the Company’s business is conducted through Hartman vREIT XXI Operating Partnership, L.P., a Texas limited partnership (the “OP”). The Company is the sole general partner of the OP. The initial limited partners of the OP are Hartman vREIT XXI Holdings LLC, a wholly owned subsidiary of the Company (“XXI Holdings”), and Hartman vREIT XXI SLP LLC (“SLP LLC”), a wholly owned subsidiary of Hartman Advisors, LLC. SLP LLC has invested $1,000 in the OP in exchange for a separate class of limited partnership interests (the “Special Limited Partnership Interests”). As the Company accepts subscriptions for shares, it will transfer substantially all the net proceeds of the Offering to the OP as a capital contribution. The partnership agreement provides that the OP will be operated in a manner that will enable the Company to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the OP will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), which classification could result in the OP being taxed as a corporation, rather than as a partnership. In addition to the administrative and operating costs and expenses incurred by the OP in acquiring and operating real properties, the OP will pay all the Company’s administrative costs and expenses and such expenses will be treated as expenses of the OP.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

As of March 31, 2022, the Company had accepted investors' subscriptions for, and issued 9,118,591 shares, net of redemptions, of its Class A, Class T, Class S, and Class I common stock in its initial public offering, including 755,005 shares issued as stock distributions and pursuant to its distribution reinvestment plan, resulting in gross proceeds of $90,186,006.

Note 2 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements included in this report are unaudited; however, amounts presented in the consolidated balance sheet as of December 31, 2021 are derived from our audited consolidated financial statements as of that date. The unaudited consolidated financial statements as of March 31, 2022, have been prepared by the Company in accordance with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission, including Form 10-Q and Regulation S-X, on a basis consistent with the annual audited consolidated financial statements. The unaudited consolidated financial statements presented herein reflect all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly present the financial position of the Company as of March 31, 2022, and the results of its consolidated operations, consolidated statements of stockholders' equity, and consolidated statements of cash flows for the three months ended March 31, 2022 and 2021. The results for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

The consolidated financial statements herein are condensed and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

The Company’s consolidated financial statements include the Company’s accounts and the accounts of its subsidiaries over which the Company has control. All intercompany balances and transactions are eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents as of March 31, 2022 and December 31, 2021 consisted of demand deposits at commercial banks. As of December 31, 2021, the Company had a bank overdraft of $184,000. The overdraft is recorded as a liability in accounts payable and accrued expenses on the consolidated balance sheets.
Restricted Cash
Restricted cash on the accompanying consolidated balance sheets consists of amounts escrowed for future real estate taxes, insurance, capital expenditures and debt service, as required by certain of our mortgage debt agreements.
Financial Instruments
The accompanying consolidated balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, notes receivable, accrued rent and accounts receivable, accounts payable and accrued expenses, notes payable, net and balances with related parties. The Company considers the carrying value, other than notes payable, net, to approximate the fair value of these financial instruments based on the short duration between

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

origination of the instruments and their expected realization. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its notes payable approximates fair value.
Revenue Recognition

The Company’s leases are accounted for as operating leases. Certain leases provide for tenant occupancy during periods for which no rent is due and/or for increases or decreases in the minimum lease payments over the terms of the leases. Revenue is recognized on a straight-line basis over the terms of the individual leases. Revenue recognition under a lease begins when the tenant takes possession of or controls the physical use of the leased space. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation. The Company’s accrued rents are included in accrued rent and accounts receivable, net, on the accompanying consolidated balance sheets. The Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

The Company’s revenue is primarily derived from leasing activities, which is specifically excluded from ASC 606 - Revenue from Contracts with Customers ("ASC 606"). The Company’s revenue is also comprised of tenant reimbursements for real estate taxes, insurance, common area maintenance, and operating. Reimbursements from real estate taxes and certain other expenses are also excluded from ASC 606 and accounted for under ASC 842 - Leases. The Company elected to utilize the practical expedient provided by Accounting Standards Update (“ASU”) 2018-11 related to the separation of lease and non-lease components and as a result, revenues related to leases are reported on one line in the presentation within the consolidated statement of operations.

Investment in Real Estate Joint Ventures and Partnerships

To determine the method of accounting for partially owned real estate joint ventures and partnerships, management determines whether an entity is a VIE and, if so, determines which party is the primary beneficiary by analyzing whether we have both the power to direct the entity’s significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the design of the entity structure, the nature of the entity’s operations, future cash flow projections, the entity’s financing and capital structure, and contractual relationships and terms. We consolidate a VIE when we have determined that we are the primary beneficiary.

Primary risks associated with our involvement with our VIEs include the potential funding of the entities’ debt obligations or making additional contributions to fund the entities’ operations or capital activities.

Partially owned, non-variable interest real estate joint ventures and partnerships over which we have a controlling financial interest are consolidated in our consolidated financial statements. In determining if we have a controlling financial interest, we consider factors such as ownership interest, authority to make decisions, kick-out rights and substantive participating rights. Partially owned real estate joint ventures and partnerships where we do not have a controlling financial interest, but have the ability to exercise significant influence, are accounted for using the equity method.

Management continually analyzes and assesses reconsideration events, including changes in the factors mentioned above, to determine if the consolidation or equity method treatment remains appropriate.

The Company's investments in Hartman SPE, LLC and Hartman XX are accounted for in accordance with accounting standards for equity securities. Management has determined that the Hartman SPE, LLC and Hartman XX investments do not have readily determinable fair values and are recorded at cost minus impairment. The Company's investment in 3100 Weslayan is accounted for as an equity method investment.

The Company evaluates its investment in real estate joint ventures and partnerships for impairment each reporting period. The Company evaluates various factors, including operating results of the investee, ability and intent to hold the investment and views on current market and economic conditions, when determining if there is a

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

decline in the investment value. The Company will record an impairment charge if it's determined that a decline in the estimated fair value of an investment below its carrying amount is other than temporary. The ultimate realization is dependent on a number of factors, including the performance of each investment and market conditions. There is no certainty that impairments will not occur in the future if market conditions decline or if management’s plans for these investments change.

Allocation of Purchase Price of Acquired Assets

Acquisitions of integrated assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. The Company believes most of its future acquisitions of operating properties will qualify as asset acquisitions. Third party transaction costs, including acquisition fees paid to Advisor, associated with asset acquisitions will be capitalized while internal acquisition costs will continue to be expensed as incurred.

Upon acquisition, the purchase price of properties is allocated to the tangible assets acquired, consisting of land, buildings and improvements, any assumed debt and asset retirement obligations, if any, based on their relative fair values. Acquisition costs, including acquisition fees paid to our advisor, are capitalized as part of the purchase price.
Land and building and improvement fair values are derived based upon the Company’s estimate of fair value after giving effect to estimated replacement cost less depreciation or estimates of the relative fair value of these assets using discounted cash flow analysis or similar methods.
The fair values of above-market and below-market in-place lease values, including below-market renewal options for which renewal has been determined to be reasonably assured, are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) an estimate of fair market lease rates for the corresponding in-place leases and below-market renewal options, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease. The above-market and below-market lease and renewal option values are capitalized as intangible lease assets or liabilities and amortized as an adjustment of rental income over the remaining expected terms of the respective leases.
The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are included in intangible lease assets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These intangibles are included in real estate assets in the consolidated balance sheets and are being amortized to expense over the remaining term of the respective leases.
The Company determines the fair value of any assumed debt by calculating the net present value of the scheduled mortgage payments using interest rates for debt with similar terms and remaining maturities that the Company believes it could obtain at the date of acquisition. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan as interest expense.

In allocating the purchase price of each of the Company’s acquired or purchased properties, the Company makes assumptions and uses various estimates, including, but not limited to, the estimated useful lives of the assets, the cost of replacing certain assets and discount rates used to determine present values. The Company uses Level 3 inputs to estimate fair value of the acquired properties. Many of these estimates are obtained from independent third-party appraisals; however, the Company is responsible for the source and use of these estimates. These estimates require judgment and are subject to being imprecise; accordingly, if different estimates and assumptions were derived, the valuation of the various categories of the Company’s properties or related intangibles could in turn

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

result in a difference in the depreciation or amortization expense recorded in the Company’s consolidated financial statements. These variances could be material to the Company’s results of operations and financial condition.

Depreciation and amortization

       Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 39 years for buildings and improvements. Tenant improvements are depreciated using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease. In-place leases are amortized using the straight-line method over the weighted average years’ remaining calculated on terms of all of the leases in-place when acquired.

Impairment

       The Company reviews its real estate and other assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations. The Company determines whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property. If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value. Management has determined that there is no impairment indicated in the carrying value of the Company’s real estate assets as of March 31, 2022.

Projections of expected future cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flow and fair value and could result in the overstatement of the carrying value of the Company’s real estate and related intangible assets and net income.

Fair Value Measurement

Fair value measures are classified into a three-tiered fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets.
Level 2:	Directly or indirectly observable inputs, other than quoted prices in active markets.
Level 3:	Unobservable inputs in which there is little or no market data, which require a reporting entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following valuation techniques:

Market Approach:	Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Cost Approach:	Amount required to replace the service capacity of an asset (replacement cost).
Income Approach:	Techniques used to convert future amounts to a single amount based on market expectations (including present-value, option-pricing, and excess-earnings models).

The Company’s estimates of fair value were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.  The Company classifies assets and liabilities in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Accrued Rent and Accounts Receivable

Accrued rent and accounts receivable include base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. An allowance for the uncollectible portion of accrued rent and accounts receivable is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends.
Deferred Leasing Commissions Costs, net
Leasing commissions are amortized using the straight-line method over the term of the related lease agreements.
Prepaid expenses and other assets

Prepaid expenses and other assets include prepaid insurance, subscription receivable, and miscellaneous other assets and prepayments. As of March 31, 2022 and December 31, 2021, the Company had $200,000 and $303,000, respectively, in prepaid expenses and other assets.

Acquisition Deposits

Acquisition deposits represent funds placed in escrow or advanced to a seller of property which the Company plans to acquire. As of March 31, 2022 and December 31, 2021, the Company had acquisition deposits of $125,000 which are included in the consolidated balance sheets.

Organization and Offering Costs
As of March 31, 2022, total organization and offering costs incurred for the Offering amounted to $8,396,000. The total organizational and offering costs incurred by the Company (including selling commissions, dealer manager fees and all other underwriting compensation) will not exceed 15% of the aggregate gross proceeds from the sale of the shares of common stock sold in the Offering.
Organization costs, when recorded by the Company, are expensed as incurred, and offering costs, which include selling commissions, dealer manager fees and all other underwriting compensation, are deferred and charged to stockholders’ equity as such amounts are reimbursed or paid by the Advisor, the dealer manager or their affiliates from gross offering proceeds.
For the three months ended March 31, 2022 and 2021, such costs totaled $81,000 and $4,000, respectively.

Income Taxes
 The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing in the taxable year ended December 31, 2017. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, so long as it distributes at least 90 percent of its REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. Prior to qualifying to be taxed as a REIT, the Company is subject to normal federal and state corporation income taxes.
For the three months ended March 31, 2022 and 2021, the Company had a net loss of $142,000 and a net loss of $1,066,000, respectively. The Company formed a taxable REIT subsidiary which may generate future taxable income which may offset by the net loss carry forward. The Company considers that any deferred tax benefit and corresponding deferred tax asset which may be recorded in light of the net loss carry forward would be properly

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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offset by an equal valuation allowance. Accordingly, no deferred tax benefit or deferred tax asset has been recorded in the consolidated financial statements.
The Company is required to recognize in its consolidated financial statements the financial effects of a tax position only if it is determined that it is more likely than not that the tax position will not be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.  Management has reviewed the Company’s tax positions and is of the opinion that material positions taken by the Company would more likely than not be sustained upon examination. Accordingly, the Company has not recognized a liability related to uncertain tax positions as of March 31, 2022 and December 31, 2021, respectively.
Loss Per Share

The computations of loss per common share are based upon the weighted average number of common shares outstanding and potentially dilutive securities. The Company’s potentially dilutive securities include special limited partnership interests – see Note 13. For the three months ended March 31, 2022 and 2021, there were no shares issuable in connection with these potentially dilutive securities. These potentially dilutive securities were excluded from the computations of diluted net loss per share for the three months ended March 31, 2022 and 2021.
Concentration of Risk
The Company maintains cash accounts in one U.S. financial institution. The terms of the Company’s deposits are on demand to minimize risk. The balances of the Company’s depository accounts may exceed the federally insured limit. No losses have been incurred in connection with these deposits.

The geographic concentration of the Company’s real estate assets makes it susceptible to adverse economic developments in the State of Texas. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, relocations of businesses, increased competition or any other changes, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Major tenants are defined as those tenants which individually comprise more than 10% of the Company’s total rental revenues. One tenant of the Spectrum Building represents 18% of the Company's total rental revenues for the three months ended March 31, 2021, respectively. There are no tenants representing 10% of total rental revenues for the three months ended March 31, 2022.
Going Concern Evaluation
Pursuant to ASC 205-40, “Presentation of Financial Statements – Going Concern,” management is required to evaluate the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued. The Company's has a $35 million revolving credit loan with a maturity date of March 27, 2023. The Company has a second $20 million revolving credit loan with a maturity date of March 9, 2023. In order to renew or extend the revolving credit loan, the Company must meet the lenders underwriting criteria at the time of such renewal or extension request. The Company has a $2,448,000 term loan with an extended maturity date of March 14, 2023. In order to further extend the term loan maturity date, the Company must meet the second extension criteria set forth in the term loan agreement.

Management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year of the issuance date of these consolidated financial statements due to the fact of the uncertainty regarding the loan maturities. Management believes that the Company will be able to extend the maturity date or renew the loans for one year or longer which will mitigate the maturity dates issue within one year of the issuance date of these consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The updated guidance requires measurement and recognition of expected credit losses for financial assets, including trade and other receivables, held at the reporting

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date based on historical experience, current conditions, and reasonable and supportable forecasts. This is different from the current guidance as this will require immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets. Generally, the pronouncement requires a modified retrospective method of adoption. This guidance is effective for fiscal years and interim periods within those years beginning after January 2023, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements when adopted.

In March 2020, issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The standard is effective for all entities as of March 12, 2020 through December 31, 2022. An entity can elect to apply the amendments as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to that date that the financial statements are available to be issued. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements when adopted.

Note 3 – Real Estate

The Company’s real estate assets consisted of the following, in thousands:

	March 31, 2022	December 31, 2021
Land	$16,816	$16,816
Buildings and improvements	60,594	59,719
In-place lease value intangible	7,477	7,477
	84,887	84,012
Less accumulated depreciation and amortization	(17,441)	(16,369)
Total real estate assets	$67,446	$67,643

Depreciation expense for the three months ended March 31, 2022 and 2021 was $821,000 and $902,000, respectively. Amortization expense for the three months ended March 31, 2022 and 2021 was $251,000 and $489,000, respectively.

The Company identifies and records the value of acquired lease intangibles at the property acquisition date. Such intangibles include the value of acquired in-place leases and above and below-market leases. Acquired lease intangibles are amortized over the leases' remaining terms. With respect to all properties owned by the Company, the Company considers all of the in-place leases to be market rate leases.

The amount of total in-place lease intangible assets and the respective accumulated amortization are as follows, in thousands:

	March 31, 2022	December 31, 2021
In-place lease value intangible	$7,477	$7,477
In-place leases – accumulated amortization	(6,897)	(6,646)
Acquired in-place lease intangible assets, net	$580	$831

Acquisition fees incurred were $0 for the three months ended March 31, 2022 and 2021. The acquisition fees have been capitalized and added to the real estate assets, at cost, in the accompanying consolidated balance sheets. Asset management fees incurred were $138,000 and $138,000 for the three months ended March 31, 2022 and 2021, respectively. Asset management fees are captioned as such in the accompanying consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The Company owns an approximately 83% tenant in common interests of an office building located at 3100 Weslayan, Houston, Texas. The property comprises approximately 78,289 rentable square feet and is commonly referred to as Weslayan. The remaining 17% TIC ownership is owned by Allen Hartman. The Company is party to a loan agreement where it is jointly and severally liable with the other TIC owner, Allen Hartman. The Weslayan property is collateral for the loan. As of March 31, 2022, the loan had an outstanding principal balance of $3,890,000 and a current interest rate of 4.66%. The maturity date of the loan is August 6, 2024. Installments of principal and interest are payable monthly. The Company exercises significant influence as a result of the Weslayan TIC ownership interest, but the Company does not have financial and operating control. Weslayan is accounted for as an equity method investment and presented on the consolidated balance sheet within the "Investment in tenant in common interest, net" line item. The Company recognized equity in net loss of tenant in common interest of $91,000 and $294,000 for the three months ended March 31, 2022 and 2021, respectively, related to the Weslayan TIC interest.

Note 4 — Investment in unconsolidated entities

Effective March 1, 2019, the Company's board of directors approved the exchange of 3.42% of the Company's 5.89% ownership interest in Hartman SPE, LLC for 700,302 shares of common stock of Hartman Short Term Income Properties XX, Inc. ("Hartman XX"). The exchange reduced the Company’s ownership interest in Hartman SPE, LLC from 5.89% to 2.47%.

On April 14, 2020, the Company made a tender offer to shareholders of Hartman Income REIT, Inc. ("HIREIT") to acquire up to 500,000 shares of HIREIT common stock at a price of $4.00 per share. On May 1, 2020, the Company extended the term of the tender offer until May 13, 2020 and modified the offer to purchase up to 500,000 shares of HIREIT common stock at a price of $5.00 per share.

As of September 24, 2020, the Company completed the acquisition of 661,940 HIREIT common shares and 80,000 Hartman Income REIT Operating Partnership ("HIROP") OP units for consideration of $3,709,703.

The HIREIT common shares and HIROP OP units contemporaneously converted to 497,926 Hartman XX common shares and 60,178 Hartman XX Operating Partnership OP units.

The Company's investment in Hartman SPE, LLC and Hartman XX do not have a readily determinable fair value and are recorded at cost minus impairment. The aggregate carrying amount for the investments is $11,734,000. The Company did not receive any distributions from Hartman SPE, LLC for the three months ended March 31, 2022 and 2021. For the three months ended March 31, 2022 and 2021, the Company recognized dividend income of $142,000 and $110,000, respectively, from Hartman Short Term Income Properties XX, Inc.

Note 5 — Accrued Rent and Accounts Receivable, net

Accrued rent and accounts receivable, net, consisted of the following, in thousands:

	March 31, 2022	December 31, 2021
Tenant and other receivables	$392	$321
Accrued interest receivable	1,306	1,154
Accrued rent	803	663
Allowance for doubtful accounts	(221)	(183)
Accrued rents and accounts receivable, net	$2,280	$1,955

As of March 31, 2022 and December 31, 2021, the Company had an allowance for uncollectible accounts of $221,000 and $183,000, related to tenant receivables that the Company has specifically identified as potentially uncollectible based on assessment of each tenant’s credit-worthiness. For the three months ended March 31, 2022 and 2021, the Company recorded bad debt expense in the amount of $38,000 and $0, respectively. Bad debt expense

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

and any related recoveries are included in property operating expenses in the accompanying consolidated statements of operations.

Note 6 — Deferred Leasing Commission Costs, net

Costs which have been deferred consists of the following, in thousands:

	March 31, 2022	December 31, 2021
Deferred leasing commissions	$2,366	$2,206
Less: accumulated amortization	(522)	(407)
Deferred leasing commission costs, net	$1,844	$1,799

Note 7 — Future Minimum Rents

The Company leases the majority of its properties under noncancellable operating leases which provide for minimum base rentals. A summary of future rentals to be received (exclusive of renewals, tenant reimbursements, and contingent rentals) under noncancellable operating leases in existence at March 31, 2022 is as follows, in thousands:

March 31,	Minimum Future Rents
2022	$10,449
2023	9,020
2024	5,742
2025	3,795
2026	2,184
Thereafter	1,102
Total	$32,292

Note 8 — Notes Payable, net

The following table summarizes the Company's outstanding notes payable, net in thousands:

Property/Facility	Current Maturity	Rate (1)	March 31, 2022	December 31, 2021
Richardson Tech Center (2)	March, 2023	P+275bps	$2,448	$2,466
Master Credit Facility Agreement - EWB (3)	March, 2023	P - 10bps	24,722	19,954
Master Credit Facility Agreement - EWB (4)	March, 2023	P - 50bps	15,625	15,325
			42,795	37,745
Less unamortized loan costs			(285)	(90)
			$42,510	$37,655
(1) Prime ("P")

(2) Payable in monthly installments of principal and interest until the maturity date. The interest rate as of March 31, 2022 was 3.50%.

(3) The Company is a party to an amended $35 million master credit facility agreement ("MCFA") with East West Bank. The borrowing base of the MCFA may be adjusted from time to time subject to the lender’s underwriting with respect to real , property collateral which secure the amount available to be borrowed. On March 18, 2022 the Company entered into an amendment to the MCFA which increased the face amount of the MCFA from $20 million to $35 million and extended the term of the MCFA to March 27, 2023. As of March 31, 2022, the MCFA is secured by the Spectrum Building, the 11211 Katy Freeway Building, the 1400 Broadfield Building, the 16420 Park Ten Building and the 7915 FM 1960 Building. The

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

interest rate as of March 31, 2022 was 3.40%. The outstanding balance under the MCFA was $24,722,000 as of March 31, 2022 and the amount available to be borrowed was $10,278,000. The amended credit facility matures on March 27, 2023.

(4) On March 10, 2020, the Company entered into a second $20 million master credit facility agreement ("MCFA II") with East West Bank. The Village Pointe and Accesso Portfolio properties are collateral security for the credit facility. The initial loan availability under the credit agreement is $13,925,000. The company entered into a joinder and amendment to the MCFA II facility dated March 29, 2021 which added an office property located in Houston, Texas and owned by Hartman Income REIT Property Holdings, LLC ("HIRPH"), a wholly owned subsidiary of Hartman XX Operating Partnership, LP., to the collateral security for the credit facility. The Company is a guarantor under the MCFA II credit facility. The borrowing base of the credit facility is $15,630,000. The credit agreement matures on March 9, 2023. The interest rate as of March 31, 2022 was 3.00%. The outstanding balance under the MCFA II was $15,625,000 as of March 31, 2022 and the amount available to be borrowed was $5,000.

In connection with the Weslayan TIC purchase, the Company became party to a loan agreement where it is jointly and severally liable with the other TIC owner, Allen Hartman. The 3100 Weslayan property is collateral for the loan. The loan had an outstanding balance of $3,890,000 as of March 31, 2022 and interest rate of 4.66%.

Interest expense for three months ended March 31, 2022 and 2021 was $297,000 and $284,000, respectively, including $27,000 and $43,000 of deferred loan cost amortization. Unamortized deferred loan costs were $285,000 and $90,000 as of March 31, 2022 and December 31, 2021, respectively. Interest expense of $95,000 and $88,000 was payable as of March 31, 2022 and December 31, 2021, respectively, and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Note 9 — Related Party Arrangements
The Advisor is a wholly owned subsidiary of Hartman Advisors, LLC. The Property Manager is Hartman Income REIT Management, Inc., which was a wholly owned by Hartman Income REIT, Inc. Effective July 1, 2020 Hartman Advisors, LLC and Hartman Income REIT Management, Inc. are wholly owned by Hartman Short Term Income Properties XX, Inc.

The Advisor and certain affiliates of the Advisor receive fees and compensation in connection with the offering, and the acquisition, management and sale of the Company’s real estate investments. In addition, in exchange for $1,000, the OP has issued the Advisor a separate, special limited partnership interest, in the form of Special Limited Partnership Interests. See Note 13 (“Special Limited Partnership Interest”) below.

The Advisor receives reimbursement for organizational and offering expenses incurred on the Company’s behalf, but only to the extent that such reimbursements do not exceed actual expenses incurred by the Advisor and would not cause the cumulative selling commission, the dealer manager fee and other organization and offering expenses borne by the Company to exceed 15.0% of gross offering proceeds from the sale of shares in the offering.

The Advisor, or its affiliates, receives an acquisition fee equal to 2.5% of the cost of each investment the Company acquires, which includes the amount actually paid or allocated to fund the purchase, development, construction or improvement of each investment, including acquisition expenses and any debt attributable to each investment. Acquisition fees of $0 were earned by the Advisor for the three months ended March 31, 2022 and 2021.

The Advisor, or its affiliates, will receive a debt financing fee equal to 1.0% of the amount available under any loan or line of credit originated or assumed, directly or indirectly, in connection with the acquisition, development, construction, improvement of properties or other permitted investments, which will be in addition to the acquisition fee paid to the Advisor. No debt financing fees were earned by Advisor for the three months ended March 31, 2022 and 2021.

 The Company pays the Property Manager, an affiliate of the Advisor, property management fees equal to 3% of the effective gross revenues of the managed property. The Company pays and expects to pay the Property Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property, provided that such fees will only be paid if a majority of the Company’s board of directors, including a majority of its independent directors, determines that such

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

fees are fair and reasonable in relation to the services being performed. The Property Manager may subcontract the performance of its property management and leasing duties to third parties and the Property Manager will pay a portion of its property management fee to the third parties with whom it subcontracts for these services. The Company will reimburse the costs and expenses incurred by the Property Manager on the Company’s behalf, including the wages and salaries and other employee-related expenses of all employees of the Property Manager or its subcontractors who are engaged in the operation, management, maintenance or access control of our properties, including taxes, insurance and benefits relating to such employees, and travel and other out-of-pocket expenses that are directly related to the management of specific properties. Other charges, including fees and expenses of third-party professionals and consultants, will be reimbursed, subject to the limitations on fees and reimbursements contained in the Company's Articles of Amendment and Restatement (as amended and restated, the "Charter").

If the Property Manager provides construction management services related to the improvement or finishing of tenant space in the Company’s real estate properties, the Company pays the Property Manager a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project; provided, however, that the Company will only pay a construction management fee if a majority of the Company’s board of directors, including a majority of its independent directors, determines that such construction management fee is fair and reasonable and on terms and conditions not less favorable than those available from unaffiliated third parties.

The Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the higher of (i) the cost or (ii) the value of all real estate investments the Company acquires.

If Advisor or affiliate provides a substantial amount of services, as determined by the Company’s independent directors, in connection with the sale of one or more assets, the Company will pay the Advisor a disposition fee equal to (1) in the case of the sale of real property, the lesser of: (A) one-half of the aggregate brokerage commission paid (including the disposition fee) or, if none is paid, the amount that customarily would be paid, or (B) 3% of the sales price of each property sold, and (2) in the case of the sale of any asset other than real property, 3% of the sales price of such asset.

The Company will reimburse the Advisor for all expenses paid or incurred by the Advisor in connection with the services provided to the Company, subject to the limitation that, commencing four fiscal quarters after the Company’s acquisition of its first asset, the Company will not reimburse the Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (1) 2% of the Company’s average invested assets (as defined in the Charter), or (2) 25% of the Company’s net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of the Company’s assets for that period.  Notwithstanding the above, the Company may reimburse the Advisor for expenses in excess of this limitation if a majority of the Company’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors.

On November 1, 2019, the Company received an unsecured promissory note from Hartman Short Term Income Properties XX, Inc., an affiliate of the Advisor and the Property Manager, in the face amount of $10,000,000 with an interest rate of 10% annually. The outstanding balance of the note is $7,688,000 and $6,012,000 as of March 31, 2022 and December 31, 2021, respectively. The amended maturity date of the note is October 31, 2022.

Effective August 4, 2020, the Company transferred the balance due from Hartman Short Term Income Properties XX, Inc. in the amount of $8,200,000 together with additional advances in the amount of $2,412,000 for a total of $10,611,000, to a newly formed taxable REIT subsidiary, Hartman vREIT XXI TRS, Inc. The total amount is represented by two underlying notes from Hartman Retail III Holdings LLC and Hartman Ashford Bayou LLC. Each of the notes receivable bear interest at an annual interest rate of 10%. The outstanding balance of the Hartman Retail III Holdings LLC note is $1,547,000 and $1,547,000 as of March 31, 2022 and December 31, 2021, respectively. The maturity date of the Hartman Retail III Holdings LLC note is December 31, 2021.The outstanding balance of the Hartman Ashford Bayou LLC note is $3,829,000 as of March 31, 2022 and December 31, 2021. The amended maturity date of the Hartman Ashford Bayou LLC note is December 31, 2022.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

VIEs are defined as entities with a level of invested equity that is not sufficient to fund future operations on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For identified VIEs, an assessment must be made to determine which party to the VIE, if any, has both the power to direct the activities of the VIE that most significantly impacts the performance of the VIE and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company is not deemed to be the primary beneficiary of Hartman Retail III Holdings LLC or Hartman Ashford Bayou LLC, each of which qualifies as a VIE. Accordingly, the assets and liabilities and revenues and expenses of Retail III Holdings and Ashford Bayou have not been included in the accompanying consolidated financial statements.

For the three months ended March 31, 2022 and 2021, the Company incurred property management fees and reimbursable costs of $345,000 and $331,000, respectively, payable to the Property Manager and asset management fees of $138,000 and $138,000, respectively. Property management fees and reimbursable costs paid to the Property Manager are included in property operating expenses in the accompanying consolidated statements of operations. Asset management fees paid to the Advisor are included in asset management fees in the accompanying consolidated statements of operations.

The Company pays construction management fees and leasing commissions to the Property Manager in connection with the construction management and leasing of the Company's properties. For the three months ended March 31, 2022 and 2021, the Company incurred construction management fees of $13,000 and $27,000, respectively, and $159,000 and $127,000, respectively, for leasing commissions. Construction management fees are capitalized and included in real estate assets in the consolidated balance sheets. Leasing commissions are capitalized and reported net of the amortized amount in the consolidated balance sheets.

As of March 31, 2022, the Company had $0 and $2,000 due to the Advisor and Property Manager, respectively, and $0 and $1,250,000 due from Hartman Short Term Income Properties XX, Inc., and other Hartman affiliates, respectively. As of December 31, 2021, the Company had $0 and $0 due to the Advisor and Property Manager, respectively, and $0 and $1,060,000 due from Hartman Short Term Income Properties XX, Inc., and other Hartman affiliates.

Note 10 — Loss Per Share

Basic loss per share is computed using net loss attributable to common stockholders and the weighted average number of common shares outstanding.

	Three months ended March 31,
	2022	2021
Numerator:
Net loss attributable to common stockholders (in thousands)	$(142)	$(1,066)
Denominator:
Basic weighted average shares outstanding (in thousands)	9,091	8,839
Basic loss per common share	$(0.02)	$(0.12)

Note 11 – Stockholders’ Equity

Under the Charter, the Company has the authority to issue 900,000,000 shares of common stock, $0.01 per share par value, and 50,000,000 shares of preferred stock with a par value of $0.01 per share. The Company’s board of directors is authorized to amend the Charter, without the approval of the Company’s stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

On May 12, 2020, the board of directors authorized the classification and designation of Class I and Class S common stock. As of March 31, 2022, 900,000,000 shares of capital stock were classified as common stock, par value $0.01 per share, 270,000,000 of which were classified and designated as Class A common stock (“Class A Shares”), 280,000,000 were classified and designated as Class S common stock ("Class S Shares"), 280,000,000 of which were classified as Class I common stock ("Class I Shares"), and 70,000,000 were designated as Class T Common stock (“Class T Shares”). The additional share classes have been included in an amendment to the Company's registration statement and prospectus which was declared effective by the Securities and Exchange Commission on July 27, 2020.

Common Stock

Shares of all classes of common stock entitle the holders to one vote per share on all matters which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the Company’s board of directors in accordance with the Maryland General Corporation Law and to all rights of a stockholder pursuant to the Maryland General Corporation Law. No classified or designated class of common stock has any preferences or preemptive conversion or exchange rights.

On September 30, 2015, the Company sold 22,100 shares of common stock to Hartman Advisors, LLC at a purchase price of $9.05 per share for an aggregate purchase price of $200,005, which was paid in cash.

Preferred Stock

The board of directors, with the approval of a majority of the entire board of directors and without any action by the stockholders, may amend the Charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series. If the Company were to create and issue preferred stock or convertible stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock or convertible stock would reduce the amount of funds available for the payment of distributions on our common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to our common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock or a separate class or series of common stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities and the removal of incumbent management. As of March 31, 2022, 50,000,000 shares were classified as preferred stock, par value $0.01 per share.

Stock-Based Compensation

The Company awards vested restricted common shares to non-employee directors as compensation in part for their service as members of the board of directors of the Company. For the three months ended March 31, 2022 and 2021, the Company granted 2,444 and 710 shares of restricted common stock to independent directors as compensation for services. The Company recognized $25,000 and $7,313 as stock-based compensation expense for the three months ended March 31, 2022 and 2021, respectively.

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Distributions

The following table reflects the total distributions paid in cash and issued in shares of our common stock for the period from January 2017 (the month the Company first paid distributions) through March 31, 2022 (in thousands):

Period	Cash (1)	DRP & Stock (2)	Total
First Quarter 2017	$27	$19	$46
Second Quarter 2017	62	72	134
Third Quarter 2017	105	115	220
Fourth Quarter 2017	127	163	290
First Quarter 2018	154	192	346
Second Quarter 2018	182	245	427
Third Quarter 2018	215	293	508
Fourth Quarter 2018	237	346	583
First Quarter 2019	305	388	693
Second Quarter 2019	388	484	872
Third Quarter 2019	498	646	1,144
Fourth Quarter 2019	746	629	1,375
First Quarter 2020	771	543	1,314
Second Quarter 2020	790	605	1,395
Third Quarter 2020	798	605	1,403
Fourth Quarter 2020	821	620	1,441
First Quarter 2021	566	566	1,132
Second Quarter 2021	1,117	578	1,695
Third Quarter 2021	862	581	1,443
Fourth Quarter 2021 (3)	286	605	891
First Quarter 2022	1,459	583	2,042
Total	$10,516	$8,878	$19,394

(1)Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 30 days following the end of such month.
(2)Amount of distributions paid in shares of common stock pursuant to our distribution reinvestment plan and stock dividend distribution.
(3)Dividends declared for the months of October and November 2021 were paid in January 2022. The Company transitioned stock transfer agents during the fourth quarter of 2021.

Note 12 — Incentive Plans

The Company has adopted a long-term incentive plan (the “Incentive Award Plan”) that provides for the grant of equity awards to employees, directors and consultants and those of the Company’s affiliates. The Incentive Award Plan authorizes the granting of restricted stock, stock options, stock appreciation rights, restricted or deferred stock units, dividend equivalents, other stock-based awards, and cash-based awards to directors, officers, employees and consultants of the Company and the Company’s affiliates’ selected by the board of directors for participation in the Incentive Award Plan. Stock options and shares of restricted common stock granted under the Incentive Award Plan will not, in the aggregate, exceed an amount equal to 5.0% of the outstanding shares of the Company’s common stock on the date of grant or award of any such stock options or shares of restricted stock. Stock options

HARTMAN vREIT XXI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

may not have an exercise price that is less than the fair market value of a share of the Company’s common stock on the date of grant. Shares of common stock will be authorized and reserved for issuance under the Incentive Award Plan. The Company has adopted an independent directors’ compensation plan (the “Independent Directors Compensation Plan”) pursuant to which each of the Company’s independent directors will be entitled, subject to the plan’s conditions and restrictions, to receive an initial grant of 3,000 shares of restricted stock when the Company raises the minimum offering amount of $1,000,000 in the Offering. Each new independent director that subsequently joins the Company’s board of directors will receive a grant of 3,000 shares of restricted stock upon his or her election to the Company’s board of directors. The shares of restricted common stock granted to independent directors fully vest upon the completion of the annual term for which the director was elected. Subject to certain conditions, the non-vested shares of restricted stock granted pursuant to the Independent Directors Compensation Plan will become fully vested on the earlier to occur of (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company. Awards under the Independent Directors Compensation Plan for the three months ended March 31, 2022 and 2021, respectively, consisted of 2,444 and 710 restricted, Class A common shares to our independent directors, valued at $10.23 and $10.30 per share based on the Offering price. The stock-based compensation expense is included in general and administrative expense in the accompanying consolidated statements of operations.

Note 13 — Special Limited Partnership Interest

Pursuant to the limited partnership agreement for the OP, SLP LLC, the holder of the Special Limited Partnership Interest, will be entitled to receive distributions equal to 15.0% of the OP’s net sales proceeds from the disposition of assets, but only after the Company’s stockholders have received, in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregated invested capital. In addition, the holder of the Special Limited Partnership Interest is entitled to receive a payment upon the redemption of the Special Limited Partnership Interests. Pursuant to the limited partnership agreement for the OP, the Special Limited Partnership Interests will be redeemed upon: (1) the listing of the Company’s common stock on a national securities exchange; (2) the occurrence of certain events that result in the termination or non-renewal of the Company’s advisory agreement with the Advisor (“Advisory Agreement”) other than by the Company for “cause” (as defined in the Advisory Agreement); or (3) the termination of the Advisory Agreement by the Company for cause. In the event of the listing of the Company’s shares of common stock or a termination of the Advisory Agreement other than by the Company for cause, the Special Limited Partnership Interests will be redeemed for an aggregate amount equal to the amount that the holder of the Special Limited Partnership Interests would have been entitled to receive, as described above, if the OP had disposed of all of its assets at their fair market value and all liabilities of the OP had been satisfied in full according to their terms as of the date of the event triggering the redemption. Payment of the redemption price to the holder of the Special Limited Partnership Interests will be paid, at the holder’s discretion, in the form of (i) limited partnership interests in the OP, (ii) shares of the Company’s common stock, or (iii) a non-interest bearing promissory note. If the event triggering the redemption is a listing of the Company’s shares on a national securities exchange only, the fair market value of the assets of the OP will be calculated taking into account the average share price of the Company’s shares for a specified period. If the event triggering the redemption is an underwritten public offering of the Company’s shares, the fair market value will take into account the valuation of the shares as determined by the initial public offering price in such offering. If the triggering event of the redemption is the termination or non-renewal of the Advisory Agreement other than by the Company for cause for any other reason, the fair market value of the assets of the OP will be calculated based on an appraisal or valuation of the Company’s assets. In the event of the termination or non-renewal of the Advisory Agreement by the Company for cause, all of the Special Limited Partnership Interests will be redeemed by the OP for the aggregate price of $1.

Note 14 – Commitments and Contingencies
Economic Dependency
The Company is dependent on the Sponsor and the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of properties, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities.  In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other providers.
Litigation
During February 2021, the state of Texas experienced a severe winter storm, unofficially referred to as Winter Storm Uri, which resulted in power outages and electrical grid failures across the state. Wholesale prices for electricity increased significantly during this period. As a result, the Company experienced a substantial increase in electricity charges for some of our properties during the month of and after the storm.

On May 26, 2021, Summer Energy LLC (“Summer”) filed a lawsuit against the Property Manager, an affiliate of the Company that manages our properties, in state court in Harris County, Texas. In this lawsuit, Summer seeks to collect approximately $8.4 million from the Property Manager that Summer claims that the Property Manager owes Summer under one or more electricity sales agreements (“Agreements”) related to Winter Storm Uri. Of the approximately $8.4 million claimed in the lawsuit, approximately $0.8 million relates to wholly owned properties of the Company. Under the Agreements, Summer provided electricity to buildings managed by the Property Manager at indexed prices.

On March 24, 2022, the court entered a judgment in favor of Summer against the Property Manager in the amount of $7,871,000 plus customary pre- and post-judgment interest and attorney's fees. The Property Manager continues to dispute the amount of liability to Summer and intends to appeal the judgment. The outcome of the pending appeal is subject to significant uncertainty and we cannot provide any assurance that the Property Manager will ultimately prevail. The Company had recognized its applicable share of the judgment amount, approximately $750,000, within the Company's consolidated statement of operations for fiscal year 2021. Many of the Company’s leases contain provisions that require tenants to pay their allocable share of operating expenses, including utilities. At this time, the Company is unable to reasonably estimate an amount expected to be recovered from its tenants.

Contingencies
Events related to the COVID-19 pandemic and the actions taken to contain it have created substantial uncertainty for all businesses, including the Company. The Company’s consolidated financial statements as of and for the three months ended March 31, 2022 have been prepared in light of these circumstances.
Proposed merger with Hartman XX
On November 6, 2020, the board of directors of the Company and the board of directors of Hartman XX each approved a merger of Hartman XX with and into the Company. On January 26, 2021, the respective boards determined to delay the proposed merger transaction. On October 26, 2021, the respective boards determined to proceed with the proposed merger transaction.

Note 15 – Subsequent Events
The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that no events have occurred, other than as disclosed herein above, that would require adjustments to our disclosures in these consolidated financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Regarding Forward-Looking Statements

As used herein, the terms “we,” “us” or “our” refer to Hartman vREIT XXI, Inc. and, as required by context, Hartman vREIT XXI Operating Partnership L.P., which we refer to as our “operating partnership,” and their respective subsidiaries.

Certain statements included in this quarterly report on Form 10-Q (this “Quarterly Report”) that are not historical facts (including statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions, or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events on our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Among the most significant factor that could cause actual outcomes to differ materially from those expressed or implied in our forward-looking statements continues to be the adverse effect of the pandemic of a novel strain of coronavirus which causes the disease known as COVID-19 (“COVID-19”), including variants thereof, on our business, financial performance and condition, operating results and cash flows, the commercial real estate market and the global economy and financial markets generally. The extent and duration of the continued impacts caused by the COVID-19 pandemic on our company will depend on future developments, which are highly uncertain and cannot be predicted with confidence at this time, including without limitation the scope, severity and duration of the pandemic, the extent and effectiveness of the actions taken to contain the pandemic or mitigate its impact, the speed of the development and distribution of vaccines for COVID-19 and variants thereof and the efficacy and availability of such vaccines, the willingness of the general population to be vaccinated, the duration of associated immunity and efficacy of the currently available vaccines against emerging variants of COVID-19, the potential for business closures that may be mandated or advisable, whether based on increased COVID-19 cases, the continued spread of more contagious variants or other factors, the reduction or reversal of containment measures in certain communities, and the direct and indirect economic effects of the pandemic.

In addition to COVID-19, other factors that could have a material adverse effect on our operations and prospects include, but are not limited to:

•our ability to raise capital in our ongoing public offering;
•our ability to effectively deploy the proceeds raised in our public offering;
•our ability to obtain financing on acceptable terms, satisfy our existing debt service obligations and negotiate maturity date extensions or other modifications to the terms of our existing financing arrangements to the extent necessary;
•our ability to continue as a going concern due to the approaching maturity dates of certain of our outstanding loans;

•the imposition of federal taxes if we fail to qualify as a REIT in any taxable year or forego an opportunity to ensure REIT status;
•uncertainties related to the national economy, the real estate industry in general and in our specific markets;
•legislative or regulatory changes, including changes to laws governing REITs;
•construction costs that may exceed estimates or construction delays;
•increases in interest rates;
•availability of credit or significant disruption in the credit markets;
•litigation risks;
•risks inherent to the real estate business, including tenant defaults, potential liability related to environmental matters and the lack of liquidity of real estate investments;
•inability to obtain new tenants upon the expiration of existing leases at our properties;
•inability to generate sufficient cash flows due to market conditions, competition, uninsured losses, changes in tax or other applicable laws;
•the potential need to fund tenant improvements or other capital expenditures out of operating cash flow;
•conflicts of interest arising out of our relationship with our advisor and its affiliates;
•our ability to generate sufficient cash flows to pay distributions to our stockholders;
•our ability to retain our executive officers and other key personnel of our advisor and other affiliates of our advisor; and
•changes to generally accepted accounting principles, or GAAP.
Any of the assumptions underlying the forward-looking statements included herein could be inaccurate, and undue reliance should not be placed upon any forward-looking statements included herein. All forward-looking statements are made as of the date of this Quarterly Report, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements made after the date of this Quarterly Report, whether as a result of new information, future events, changed circumstances or any other reason.

All forward-looking statements included in this Quarterly Report should be read in light of the factors identified in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 30, 2022.

Overview

We were formed as a Maryland corporation on September 3, 2015, to acquire, develop and operate a diverse portfolio of value-oriented commercial properties, including office, retail, industrial and warehouse properties, located primarily in Texas. We intend to acquire properties in which there is a significant potential for growth in income and value from re-tenanting, repositioning, redevelopment, and operational enhancements. We believe that real estate, and in particular commercial real estate, provides an excellent investment for those investors looking for diversification, income and wealth preservation and growth in their portfolio. We believe that we have significant experience in acquiring and managing these types of properties, largely through our relationships with our sponsor and other affiliates.
On June 24, 2016, we commenced our initial public offering of up to $269 million in shares of common stock, consisting of up to $250 million in shares of our common stock offered to the public and up to $19 million in shares offered to our stockholders pursuant to our distribution reinvestment plan.

Effective January 14, 2020, the SEC declared effective our registration statement (Registration No. 333- 232308) and we commenced our follow-on public offering of up to $180,000,000 in any combination of our Class A and Class T shares of our common stock to the public and up to $5,000,000 in any combination of our shares of our common stock to our stockholders pursuant to our distribution reinvestment plan.

On May 12, 2020, our board of directors authorized the classification and designation of Class I and Class S shares of our common stock. Effective July 27, 2020, we amended the registration statement with respect to our follow-on public offering to include the offer and sale of Class I and Class S shares of our common stock, in addition to Class A and Class T shares, in our follow-on public offering.

Effective May 10, 2022, the sale price of our Class A, Class S, Class I and Class T common shares to the public is $11.31, $10.55, $10.17 and $10.83 per share, respectively, representing the net asset value per share as determined by the board of directors plus the applicable sales commissions and managing broker dealer fees. The sale price of all classes of common shares to our shareholders pursuant to the distribution reinvestment plan is $10.17 per share.

Our board of directors may, in its sole discretion and from time to time, change the price at which we offer shares to the public in the primary offering or pursuant to our distribution reinvestment plan to reflect changes in our estimated value per share and other factors that our board of directors deems relevant. If we revise the price at which we offer our shares of common stock based upon changes in our estimated value per share, we do not anticipate that we will do so more frequently than quarterly. Our estimated value per share will be approved by our board of directors and calculated by our advisor based upon current available information which may include valuations of our assets obtained by independent third-party appraisers or qualified independent valuation experts.

As of March 31, 2022, we had accepted subscriptions for and issued 8,573,912 shares, net of redemptions, of our Class A common stock, including 720,912 shares issued pursuant to our distribution reinvestment plan and stock distributions, 489,821 shares, net of redemptions, of our Class T common stock, including 34,093 shares issued pursuant to our distribution reinvestment plan and stock distributions, 19,708 shares, of our Class S common stock, and 35,150 shares of our Class I common stock, resulting in gross proceeds of $90,186,006. We intend to use the net proceeds from our public offerings to continue to acquire commercial real estate properties located primarily in Texas. We intend to offer shares of our common stock on a continuous basis in our follow-on public offering until January 14, 2023, three years from the commencement of our follow-on offering. We reserve the right to terminate our public offering at any time. D.H. Hill Securities, LLP is the dealer manager for our public offerings and is responsible for the distribution of our common stock in our ongoing follow-on public offering.

Hartman XXI Advisors, LLC, which we refer to as our advisor, manages our day-to-day operations and our portfolio of properties and real estate-related assets, subject to certain limitations and restrictions. Our advisor sources and presents investment opportunities to our board of directors. Our advisor also provides investment management, marketing, investor relations, and other administrative services on our behalf.

Substantially all of our business is conducted through Hartman vREIT XXI Operating Partnership, L.P., a Texas limited partnership, which we refer to as our operating partnership. We are the sole general partner of our operating partnership and Hartman vREIT XXI Holdings LLC, and Hartman vREIT XXI SLP, LLC, affiliates of our advisor, are the initial limited partners of our operating partnership. As we accept subscriptions for shares of our common stock, we will transfer substantially all of the net proceeds of the offering to our operating partnership as a capital contribution. The limited partnership agreement of our operating partnership provides that our operating partnership will be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for federal income tax purposes, (2) avoid any federal income or excise tax liability, and (3) ensure that our operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code of 1986, as amended, which classification could result in our operating partnership being taxed as a corporation rather than as a partnership. In addition to the administrative and operating costs and expenses incurred by our operating partnership in acquiring and operating our investments, our operating partnership will pay all of our administrative costs and expenses, and such expenses will be treated as expenses of our operating partnership. We will experience a relative increase in liquidity as additional subscriptions for shares of our common stock are received and a relative decrease in liquidity as offering proceeds are used to acquire and operate our assets.

We elected to be taxed as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 2017. As a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year after the taxable year in which we initially elect to be taxed as a REIT, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which qualification is denied. Failing to qualify as a REIT could materially and adversely affect our net income.

Impact of Coronavirus Outbreak

Since the beginning of 2020, the COVID-19 pandemic has significantly impacted the global and U.S. economies. The Company’s properties are all located in Texas in the metropolitan areas of Houston, Dallas and San Antonio. The operation of tenant businesses is subject to the business judgement of tenant business owners and the direction of government authorities and public health officials. In accordance with the advice of the CDC due to the threat presented by the ongoing COVID-19 pandemic, some of the Company's office property tenants adopted remote working for their office employees, and we increased our janitorial cleaning protocols in our buildings. The rental obligations under our leases have not been materially affected by the COVID-19 pandemic to date, and any requests for rent adjustments are addressed on a case-by-case basis. During 2021, many of our tenants began to bring employees back to the office at least a few days a week, decreasing the time their teams were working remotely and increasing the physical occupancy at our properties.

Although the impact of the COVID-19 pandemic on our business has not been severe to date, the long-term impact of the pandemic on our tenants or prospective tenants and the world-wide economy is uncertain and will depend on the scope, severity, and duration of the pandemic. A prolonged economic downturn resulting from the pandemic could adversely affect many of our tenants or prospective tenants, which could, in turn, adversely impact our business, financial condition, and results of operations.

Investment Objectives and Strategy: Hartman Advantage

Our primary investment objectives are to:

•realize growth in the value of our investments;

•preserve, protect and return stockholders’ capital contributions; and

•grow net cash from operations and pay regular cash distributions to our stockholders.

We cannot assure our stockholders that we will achieve these objectives.

The cornerstone of our investment strategy is our advisor’s discipline in acquiring a portfolio of real estate properties, specifically properties that are located in Texas, that offer a blend of current and potential income based on in place occupancy plus relatively significant potential for growth in income and value from re-tenanting, repositioning or redevelopment. We refer to this strategy as “value add” or the “Hartman Advantage.” We rely upon the value add or Hartman Advantage strategy to evaluate numerous potential commercial real estate acquisition and investment opportunities per completed acquisition or investment.

We intend continue to acquire, develop and operate a diverse portfolio of value-oriented commercial properties, including office, retail, industrial and warehouse properties located primarily in Texas. The commercial properties we acquire may be existing income-producing properties, properties developed by an affiliate of our advisor, newly constructed properties or properties under development or construction. We target properties that are located in high traffic areas, have adequate parking, have good curb appeal, have occupancy rates of at least 50%, and have a diversified tenant mix of creditworthy tenants.

We may also invest a portion of the offering proceeds available for investment in unimproved land upon which improvements are to be constructed or completed. However, we may not invest more than 10% of the aggregate cost of the real property assets within our portfolio in unimproved land or real properties which are not expected to produce income within two years of their acquisition. Development of real properties is subject to risks relating to a builder’s ability to control construction costs or to build in conformity with plans, specifications and timetables.
Our Investments

As of March 31, 2022, our investments in real estate assets consist of (i) 10 wholly-owned properties (ii) an approximately 83% tenant in common interest in an office property, (iii) a 2.47% interest in a special purpose entity which is co-owned by affiliates of our Advisor, and (iv) an equity investment in an affiliated REIT.

The following table sets forth information regarding our property portfolio as of March 31, 2022.

Property Name	Space Type	Location	Gross Leasable Area SF	Percent Occupied	Annualized Base Rental Revenue (in thousands)	Average Base Rental Revenue per Occupied SF	Average Net Effective Annual Base Rent per Occupied SF
Village Pointe	Retail	San Antonio	54,246	94%	$741	$14.46	$14.21
Richardson Tech Center	Flex/R&D	Dallas	96,660	95%	837	9.15	9.13
Spectrum	Office	San Antonio	175,390	59%	2,467	23.83	23.38
11211 Katy Freeway	Office	Houston	78,642	95%	782	10.48	10.24
1400 Broadfield	Office	Houston	102,893	88%	1,608	17.81	17.46
16420 Park Ten Place	Office	Houston	83,760	71%	952	16.01	16.01
Willowbrook Building	Office	Houston	67,581	71%	502	10.49	10.49
Timberway II	Office	Houston	130,828	71%	1,503	16.18	15.61
One Park Ten	Office	Houston	34,089	100%	377	11.06	11.06
Two Park Ten	Office	Houston	56,443	91%	924	17.96	17.84
3100 Weslayan (1)	Office	Houston	78,289	67%	1,022	19.39	19.39
Grand Total			958,821	78%	$11,714	$15.63	$15.40

(1) We own an approximately 83% tenant in common interest in this office property.

REIT Compliance

We elected to be taxed as a REIT under the Internal Revenue Code beginning with the taxable year ended December 31, 2017. As a REIT we generally are not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year after the year in which we initially elected to be treated as a REIT, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income. However, we believe that we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our results of operations and financial condition, as reflected in the accompanying consolidated financial statements and related notes, require us to make estimates and assumptions that are subject to management’s evaluation and interpretation of business conditions, changing capital market conditions and other factors related to the ongoing viability of our customers. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. There have been no material changes to our critical accounting policies and estimates other than as set forth in the Annual Report for the year ended December 31, 2021. See Note 2 to our consolidated financial statements in this Quarterly Report for a discussion of our currently adopted accounting policies.

RESULTS OF OPERATIONS

Comparison of the three months ended March 31, 2022 versus March 31, 2021.

As of March 31, 2022 and 2021, we owned 10 properties comprising approximately 880,532 square feet, a 2.47% interest in an affiliate special purpose entity which owns 39 office, retail and light industrial properties in Houston, Dallas, and San Antonio, Texas, which is referred to as the Hartman SPE interest, and an approximately 83% tenant in common interest in an office property comprising approximately 78,289 square feet located at 3100 Weslayan in Houston, Texas.

Revenues – The primary source of our revenue is rental revenues form our tenants. For the three months ended March 31, 2022 and 2021, we had total rental revenues of $3,315,000 and $3,296,000, respectively. The increase is attributable to, excluding tenant in common interest, an increase in overall occupancy from 68% to 79% and offset by decrease in average net effective base rent per occupied square foot from $19.23 to $15.10.

Property Operating expenses – Property operating expenses consist of labor, contract services, repairs and maintenance, utilities and management fees. For the three months ended March 31, 2022 and 2021, we had property operating expenses of $1,205,000 and $1,821,000, respectively. The decrease in property operating expenses is primarily due to the increase in electricity expenses as a direct result of the severe winter storm in Texas during February 2021, also known as Winter Storm Uri. See Part II - Item 1. Legal Proceedings and Note 14 (Commitments and Contingencies) for additional information regarding Winter Storm Uri.

Fees to affiliates – We pay asset management fees to our advisor in connection with the management of our company. Asset management fees to our advisor were $138,000 and $138,000 for the three months ended March 31, 2022 and 2021, respectively.

Real estate taxes and insurance – Real estate taxes and insurance were $610,000 and $602,000 for the three months ended March 31, 2022 and 2021, respectively.
Depreciation and amortization – Depreciation and amortization were $1,072,000 and $1,391,000 for the three months ended March 31, 2022 and 2021, respectively. The decrease is primarily related to a decrease in amortization expense of our in-place lease value intangibles, which typically have a shorter useful life compared to other real estate asset components.

Equity in net loss of tenant in common interest - Equity in net loss of tenant in common interest was $91,000 and $294,000 for the three months ended March 31, 2022 and 2021, respectively. The decrease in net loss of tenant in common interest is due to Winter Storm Uri. The Weslayan property was impacted by the storm and experienced an increase in electricity utility billings for the months of February and March 2021.

General and administrative expenses - General and administrative expenses were $424,000 and $271,000 for the three months ended March 31, 2022 and 2021, respectively. General and administrative expenses consist primarily of audit fees, transfer agent fees, other professional fees, and independent director’s compensation.

Interest expense - Interest expense was $297,000 and $284,000 for the three months ended March 31, 2022 and 2021, respectively.

Interest and dividend income - Interest and dividend income was $413,000 and $440,000 for the three months ended March 31, 2022 and 2021, respectively.

Net loss – We generated a net loss of $142,000 and $1,066,000 for the three months ended March 31, 2022 and 2021. The decrease in net loss over the three month period is primarily due to the increase in electricity expenses in February 2021 as a direct result of Winter Storm Uri referenced in the property operating expenses section above.

Funds From Operations and Modified Funds From Operations

Funds From Operations, or FFO, is a non-GAAP financial measure defined by the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, which we believe is an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT in conjunction with net income. FFO is used by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

We define Modified Funds from Operations, or MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of its liquidity, or indicative of funds available to fund its cash needs including its ability to make distributions to its stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO or MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT, or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and as a result we may have to adjust our calculation and characterization of FFO or MFFO.

The table below summarizes our calculation of FFO and MFFO for the three months ended March 31, 2022 and 2021 and a reconciliation of such non-GAAP financial performance measures to our net loss, in thousands.

	Three months ended March 31,
	2022	2021
Net loss	$(142)	$(1,066)
Depreciation and amortization of real estate assets	1,072	1,391
Depreciation and amortization of real estate assets of unconsolidated tenant in common interest	128	—
FFO attributable to unconsolidated entity, Hartman SPE, LLC (1)	191	(1)
Funds from operations (FFO)	1,249	324
Organization and offering costs	33	1
Modified funds from operations (MFFO)	$1,282	$325

(1) The Company's share of Hartman SPE, LLC FFO is based on the below financial data:

Hartman SPE, LLC	Three months ended March 31,
	2022	2021
Net income (loss)	$1,841	$(5,704)
Depreciation and amortization expense	5,905	5,662
FFO	$7,746	$(42)

Weighted average ownership	2.47%	2.47%

Distributions

The following table summarizes the distributions we paid in cash and in shares of our common stock and the amount of distributions reinvested pursuant to the distribution reinvestment plan for the period from January 2017 (the month we first paid distributions) through March 31, 2022 (in thousands):

Period	Cash (1)	DRP & Stock (2)	Total
First Quarter 2017	$27	$19	$46
Second Quarter 2017	62	72	134
Third Quarter 2017	105	115	220
Fourth Quarter 2017	127	163	290
First Quarter 2018	154	192	346
Second Quarter 2018	182	245	427
Third Quarter 2018	215	293	508
Fourth Quarter 2018	237	346	583
First Quarter 2019	305	388	693
Second Quarter 2019	388	484	872
Third Quarter 2019	498	646	1,144
Fourth Quarter 2019	746	629	1,375
First Quarter 2020	771	543	1,314
Second Quarter 2020	790	605	1,395
Third Quarter 2020	798	605	1,403
Fourth Quarter 2020	821	620	1,441
First Quarter 2021	566	566	1,132
Second Quarter 2021	1,117	578	1,695
Third Quarter 2021	862	581	1,443
Fourth Quarter 2021 (3)	286	605	$891
First Quarter 2022	$1,459	$583	$2,042
Total	$10,516	$8,878	$19,394

(1)Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 30 days following the end of such month.
(2)Amount of distributions paid in shares of common stock pursuant to our distribution reinvestment plan and stock dividend distribution.
(3)Distributions for the month of October and November which would have been paid in November and December 2021 were not paid until January 2022. The delay occurred while the Company was changing to a stock transfer agent.

For the three months ended March 31, 2022, we paid aggregate distributions of $2,042,000, including distributions paid in shares of common stock pursuant to our distribution reinvestment plan. During the same period, cash used in operating activities was $654,000, our net income was $142,000 and our FFO was $1,249,000. For a discussion of how we calculate FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations and Modified Funds From Operations.”

For the period from inception to March 31, 2022, we paid aggregate distributions of $19,394,000, including stock distributions and distributions paid in shares of common stock pursuant to or distribution reinvestment plan. During this period, cash provided by operating activities was $9,079,000, our net loss was $8,313,000 and our FFO was $13,850,000. For the period from inception to March 31, 2022 approximately 47% of our distributions were paid from cash flow from operating activities.

Liquidity and Capital Resources

As of March 31, 2022, we had accepted investors’ subscriptions for, and issued, 8,573,912 shares, net of redemptions, of our Class A common stock and 489,821 shares, net of redemptions of our Class T common stock, 35,150 shares of Class S common stock and 19,708 shares of Class I common stock in our initial and follow-on public offerings, including 720,912 Class A shares and 34,093 Class T shares issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $90,186,006.

Our principal demands for funds are and will continue to be for real estate and real estate-related acquisitions, for the payment of operating expenses, for the payment of interest on our outstanding indebtedness, and for the payment of distributions. Generally, we expect to meet cash needs for items other than acquisitions from our cash flow from operations; provided, that some or all of our distributions have been and may continue to be paid from sources other than cash from operations (as discussed below). We expect to meet cash needs for acquisitions from the remaining net proceeds of our follow-on offering and from financings.

Some or all of our distributions have been and may continue to be paid from sources other than cash flow from operations, including proceeds of our public offerings, cash advances to us by our advisor, cash resulting from a waiver of asset management fees and borrowings secured by our assets in anticipation of future operating cash flow. We may have little, if any, cash flow from operations available for distribution until we make substantial investments and those investments stabilize. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation.

We use, and intend to use in the future, secured and unsecured debt to acquire properties and make other investments. As of March 31, 2022, our outstanding secured debt is $42,510,000. There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, we are prohibited from borrowing in excess of 300% of our “net assets” (as defined by our charter) as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent directors and if such excess is disclosed to the stockholders in the next quarterly report along with the explanation for such excess borrowings. Our board of directors has adopted a policy to limit our aggregate borrowings to approximately 50% of the aggregate value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests. Such limitation, however, does not apply to individual real estate assets and only will apply once we have ceased raising capital in our public offering and invested substantially all of our capital. As a result, we expect to borrow more than 50% of the contract purchase price of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is prudent.

Our advisor may, but is not required to, establish capital reserves from remaining gross offering proceeds, out of cash flow generated by operating properties and other investments or out of non-liquidating net sale proceeds from the sale of our properties and other investments. Capital reserves are typically utilized for non-operating expenses such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender may require its own formula for escrow of capital reserves.

Potential future sources of capital include proceeds from additional private or public offerings of our securities, secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

Cash Flows from Operating Activities

As of March 31, 2022 and 2021, respectively, we had operations from ten commercial real estate properties and investments in unconsolidated real estate entities. During the three months ended March 31, 2022 and March 31, 2021, net cash used in operating activities was $654,000 versus net cash provided by operating activities of

$386,000, respectively. The decrease in net cash provided by operating activities is primarily related to increase in cash outflow of accounts payable and accrued expense of $555,000 and due from related parties of $1,147,000.

Cash Flows from Investing Activities

During the three months ended March 31, 2022, net cash used in investing activities was $2,550,000 versus net cash used in $639,000 for the three months ended March 31, 2021. The increase in net cash used in investing activities for the three months ended March 31, 2022 was primarily due to issuances of notes receivable to related parties of $1,675,000.

Cash Flows from Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2022 was $3,926,000 versus $307,000 for the three months ended March 31, 2021. Cash flows from financing activities increased mainly due to a $3,844,000 increase in proceeds from our revolving credit facilities for the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

Contractual Commitments and Contingencies

We use, and intend to use in the future, secured and unsecured debt, as a means of providing additional funds for the acquisition of our properties and our real estate-related assets. We believe that the careful use of borrowings will help us achieve our diversification goals and potentially enhance the returns on our investments. Under our charter, we are prohibited from borrowing in excess of 300% of our net assets, which generally approximates to 75% of the aggregate cost of our assets. We may borrow in excess of this amount if such excess is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report, along with a justification for such excess. In such event, we will monitor our debt levels and take action to reduce any such excess as practicable. Our aggregate borrowings are reviewed by our board of directors at least quarterly. As of March 31, 2022, our borrowings were not in excess of 300% of the value of our net assets.

In addition to using our capital resources for investing purposes and meeting our debt obligations, we expect to use our capital resources to make certain payments to our advisor. We expect to make payments to our advisor or its affiliates in connection with the selection and origination or purchase of real estate and real estate-related investments, the management of our assets, the management of the development or improvement of our assets and costs incurred by our advisor in providing services to us.

As of March 31, 2022, we had notes payable totaling an aggregate principal amount of $42,510,000. For more information on our outstanding indebtedness, see Note 8 (Notes Payable, net) to the consolidated financial statements included in this Quarterly Report.

On November 6, 2020, our board of directors and the board of directors of Hartman Short Term Income Properties XX, Inc., or Hartman XX, a public, non-listed REIT sponsored by affiliates of our advisor, each approved a merger of Hartman XX with and into our company. On January 26, 2021, the respective boards determined to delay the pursuit of the proposed merger transaction. On October 26, 2021, the respective boards determined to move forward with the proposed merger transaction. The completion of the proposed merger will be subject to the satisfaction of a number of significant conditions, including obtaining all necessary stockholder approvals, and there is no guarantee when, if at all, such a transaction will be completed.

Off-Balance Sheet Arrangements

As of March 31, 2022 and December 31, 2021, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

Based on preliminary assessments, we do not expect the adoption of any recently issued but not yet effective or early-adopted accounting standards to have a material effect on our consolidated financial position or our consolidated results of operations. See Note 2 to the consolidated financial statements included in this Quarterly Report.

Related-Party Transactions and Agreements
We have entered into agreements with our Advisor and its affiliates whereby we have paid, and may continue to pay, certain fees to, or reimburse certain expenses of, our Advisor and its affiliates. See Item 13, “Certain Relationships and Related Transactions and Director Independence” in our Annual Report on Form 10-K for the year ended December 31, 2021 and Note 9 (Related Party Arrangements) to the consolidated financial statements included in this Quarterly Report for a discussion of the various related-party transactions, agreements and fees.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

We will be exposed to interest rate changes primarily as a result of long-term debt used to acquire properties and make loans and other permitted investments. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we expect to borrow primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this Form 10-Q, as of March 31, 2022, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). In performing this evaluation, management reviewed the selection, application and monitoring of our historical accounting policies. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2022, these disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed in our reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported as and when required.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the quarter ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financing reporting.

PART II
OTHER INFORMATION
Item 1.  Legal Proceedings

In February 2021, the state of Texas experienced a severe winter storm, commonly referred to as Winter Storm Uri, which resulted in power outages and electrical grid failures across the state. Wholesale electricity prices increased significantly during this period. As a result, we experienced a substantial increase in electricity charges for some of our properties during the month of and after the storm.

On May 26, 2021, Summer Energy LLC (“Summer”) filed a lawsuit against the Property Manager, an affiliate of the Company that manages our properties, in state court in Harris County, Texas. In this lawsuit, Summer seeks to collect approximately $8.4 million from the Property Manager that Summer claims that the Property Manager owes Summer under one or more electricity sales agreements (“Agreements”) related to Winter Storm Uri. Of the approximately $8.4 million claimed in the lawsuit, approximately $0.8 million relates to wholly owned properties of the Company. Under the Agreements, Summer provided electricity to buildings managed by the Property Manager at indexed prices.

On March 24, 2022, the court entered a judgment in favor of Summer against the Property Manager in the amount of $7,871,000 plus customary pre- and post-judgment interest and attorney's fees. The Property Manager continues to dispute the amount of liability to Summer and intends to appeal the judgment. The outcome of the pending appeal is subject to significant uncertainty and we cannot provide any assurance that the Property Manager will ultimately prevail. The Company had recognized its applicable share of the judgment amount, approximately $750,000, within the Company's consolidated statement of operations for fiscal year 2021. Many of the Company’s leases contain provisions that require tenants to pay their allocable share of operating expenses, including utilities. At this time, the Company is unable to reasonably estimate an amount expected to be recovered from its tenants.

Item 1A. Risk Factors

There is substantial doubt about our ability to continue as a going concern because we have debt maturing within twelve months.

As disclosed in our most recent Annual Report on Form 10-K, substantial doubt exists that we will be able to continue as a going concern because our revolving credit loan and term loan having maturity dates less than twelve months from the issuance of our consolidated financial statements included in our most recent Annual Report on Form 10-K. We have a $35 million revolving credit loan with a maturity date of March 27, 2023. We have a second $20 million revolving credit loan with a maturity date of March 9, 2023. In order to renew or extend the revolving credit loan, the Company must meet the lenders underwriting criteria at the time of such renewal or extension request. We have a $2,448,000 term loan with an extended maturity date of March 14, 2023. In order to further extend the term loan maturity date, we must meet the second extension criteria set forth in the term loan agreement. We believe that we will be able to extend the maturity date or renew the loans for one year or longer. However if we are unable to do so we may be unable to meet our debt service obligations and the lenders my pursue foreclosure or other available remedies, which would have a material adverse effect on our financial condition, ability to meet our financial obligations, ability to operate our business and meet our investment objectives, and ability to pay distributions to our stockholders.

The outbreak of the novel coronavirus, COVID-19, has caused and may continue to cause moderate to severe disruptions in the United States as well as Texas state and local economies and could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic has caused significant disruptions to the United States economy as well as the economies of the State of Texas and major Texas communities and has contributed to significant volatility and negative pressure in financial markets. The global impact of the outbreak is continually evolving and, as additional cases of the virus are identified, many countries, including the United States, have reacted by instituting quarantines, restrictions on travel and mandatory closures of businesses. Cities in Texas where we own properties and/or have development sites, have substantially "re-opened for business" as the result of the lifting of government restrictions from the state to local levels, however such restrictions may be reinstated in whole or in part and additional restrictions may be implemented in the future. Safety protocols at the local level continue to be followed by business establishments including our tenants such as social distancing, capacity limitations and mask requirements. The degree to which businesses have returned to pre-pandemic operations is highly variable.

Although a number of vaccines for COVID-19 are currently available to the general public in the United States and in many countries around the world, it will take time for the distribution of vaccines to materially affect the spread of COVID-19 and the ultimate effectiveness of the vaccination effort is subject to significant uncertainty. The length and severity of the pandemic will be worsened to the extent that a significant portion of the population, in the United States and globally, is reluctant to be vaccinated, fails to complete required multi-step vaccination protocol or is unable to become vaccinated due to shortages in vaccine supply or suspensions in the distribution of vaccines due to safety concerns or other issues. The length of the pandemic is also dependent upon the degree to which more contagious variants of the virus continue to spread, particularly among areas of the country in which overall full vaccination rates are relatively low, and overall rates of new COVID-19 cases continue to rise. Further, new and worsening outbreaks of COVID-19 in other countries may impact global vaccine supplies and lead to the emergence of new variants of the virus which are more contagious, more deadly or against which currently available vaccines are less effective. As a result of the foregoing factors, the COVID-19 pandemic is expected to have a continued adverse impact on economic and market conditions despite the ongoing distribution of vaccines.

The COVID-19 pandemic may adversely affect our business, financial condition and results of operations, and may have the effect of heightening many of the risks described in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2021, including:

•failure of our tenants to perform tenant obligations under our leases including but not limited to timely payment of rent and other charges;
•the disruptive impact on tenant personnel resources, which could hinder our ability to renew expiring leases, initiate or complete tenant build-out and construction projects and otherwise interfere with our tenant relationships;
•disruptions in the supply of materials or products or the inability of contractors to perform on timely basis tenant improvement construction or other construction and development;
•a general decline in business activity and demand for real estate transactions, which could adversely affect our ability or desire to continue growing our portfolio of properties;
•the likelihood that the impact of COVID-19 could result in an event or change in circumstances that results in an impairment charge in the value of one or more of our properties, which would result in an immediately negative adjustment to our earnings and could have a material adverse effect on our business, financial conditions and results of operations in the period in which the charge takes place;
•uncertainty as to whether business interruption, loss of rental income and/or other associated expenses related to our operations across our portfolio will be covered by our insurance policies, which may increase unreimbursed liabilities; and
•the potential negative impact on the health of our personnel, including our senior management team, particularly if a significant number of our employees or key members of our senior management are impacted, which could result in a deterioration in our ability to ensure business continuity during a disruption.

The COVID-19 pandemic is a continually evolving situation that presents material uncertainty and risk. The extent and duration of the impacts of COVID-19 on our business, financial condition, results of operations and cash flows is dependent on future developments that are highly uncertain and cannot be accurately predicted at this time, including without limitation the scope, severity and duration of the pandemic, the extent and effectiveness of the actions taken to contain the pandemic or mitigate its impact, the speed of the development and distribution of vaccines for COVID-19 and the efficacy and availability of such vaccines, the extent to which the general population is willing to be vaccinated, the efficacy of currently available vaccines against current and any newly emerging variants of COVID-19, the potential for business closures that may be mandated or advisable, whether based on increased COVID-19 cases, the spread of more infectious or deadly variants or other factors, the reduction or reversal of previously implemented containment measures in certain states and cities, and the direct and indirect economic effects of the pandemic. As a result, we cannot provide an estimate of the overall impact of COVID-19 on our business, financial condition, results of operations and cash flows.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended March 31, 2022, we did not sell any equity securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act.

The table below sets forth information regarding the shares of our common stock redeemed pursuant to our share redemption program during the three months ended March 31, 2022.

	Total Number of Shares Requested to be Redeemed (1)	Total Number of Shares Redeemed	Average Price Paid per Share (2)	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program (3)
January 2022	34,215	1,043	$10.23
February 2022	33,503	—	—
March 2022	60,068	—	—
Total	127,786	1,043	$10.23

(1) We generally redeem shares in the month following the end of the fiscal quarter in which requests were received.

(2) Pursuant to the share redemption program, we currently redeem shares at NAV most recently determined. Notwithstanding the foregoing, the redemption price for redemptions sought upon a stockholder’s death or disability or upon confinement to a long-term care facility, is available only for stockholders who purchased their shares directly from us or the persons specifically set forth in the share redemption program.

(3) The number of shares that may be redeemed pursuant to our share redemption program will not exceed (i) 5% of the weighted-average number of shares outstanding during the 12-month period immediately prior to the effective date of the redemption and (ii) those share redemptions that can be funded with proceeds from our distribution reinvestment plan plus, if we had positive net operating cash flow for the previous fiscal year, 1% of all operating cash flow from the previous fiscal year.

On June 24, 2016, our Registration Statement on Form S-11 (File No. 333-207711), registering our initial public offering of up to $269,000,000 in shares of our common stock, was declared effective by the SEC under the Securities Act and we commenced our initial public offering. On January 9, 2017, we amended our charter, to (i) designate our authorized shares of common stock as Class A shares of common stock and Class T shares of common stock and (ii) convert each share of our common stock outstanding as of date of the amendment to our charter into a share of our Class A common stock. On February 6, 2017, our amended registration statement on Form S-11 (File No. 333-207711), registering our public offering of up to $269,000,000 in shares of our Class A common stock and Class T common stock, was declared effective by the SEC and we commenced offering shares of our Class A and Class T common stock in our initial public offering.

In our initial public offering we offered up to $250,000,000 in any combination of shares of our Class A and Class T common stock to the public and up to $19,000,000 in shares of our Class A and Class T common stock to our stockholders pursuant to our distribution reinvestment plan.

Our follow-on offering (File no. 333-232308) was declared effective January 14, 2020. In our follow-on offering, we are offering up to $180,000,000 in any combination of Class A and Class T shares of our common stock to the public and up to $5,000,000 in any combination of Class A, Class T, Class I and Class S shares of our common stock to our stockholders pursuant to our distribution reinvestment plan.

Effective May 10, 2022, the sale price of our Class A, Class S, Class I and Class T common shares to the public is $11.31, $10.55, $10.17 and $10.83 per share, respectively, representing the net asset value per share as determined by the board of directors plus the applicable sales commissions and managing broker dealer fees. The sale price of all classes of common shares to our shareholders pursuant to the distribution reinvestment plan is $10.17 per share.

From our inception through March 31, 2022, we have recognized selling commissions, dealer manager fees and organization and other offering costs in our initial public offering in the amounts set forth below. The dealer manager for our public offering reallowed all of the selling commissions and a portion of the dealer manager fees to participating broker-dealers.

Type of Expense	Amount (in thousands)	Estimated/Actual
Selling commissions and dealer manager fees	$6,546	Actual
Finders’ fees	—	—
Expenses paid to or for underwriters	—	—
Other organization and offering costs	1,850	Actual
Total expenses	$8,396

As of March 31, 2022, the net offering proceeds to us from our initial public offering and follow-on public offering after deducting the total expenses incurred as described above, were $73,997,000. For the period from inception through March 31, 2022, the ratio of the cost of raising capital to capital raised was approximately 11.35%.

We intend to use substantially all of the available net proceeds from our public offerings to continue to invest in a portfolio of real properties. As of March 31, 2022, we used $42,092,000 of the net proceeds from our initial public offering, plus debt financing, to purchase ten properties. We used $8,027,000 of net offering proceeds to invest in an unconsolidated real estate joint venture between our company and Hartman XX Limited Partnership, the operating partnership of our affiliate, Hartman XX. We used $3,707,000 of net offering proceeds to invest in Hartman XX common shares and Hartman XX Operating Partnership OP units. We used $13,063,000 of net offering proceeds to invest in our taxable REIT subsidiary and affiliate notes receivable.

Item 3. Defaults Upon Senior Securities

None.

Item 4.  Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6.  Exhibits

Exhibit	Description
3.1.1	Articles Supplementary to the Third Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 12, 2020.
3.1.2
Third Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 3 to the Post-Effective Amendment No. 1 to the Company’s Registration statement on Form S-11 (Registration No. 333-207711) filed on January 12, 2017.)

3.2	Bylaws (incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 5 to the Company’s Registration statement on Form S-11 (Registration No. 333-207711) filed on May 23, 2016.)
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARTMAN vREIT XXI, INC.

Date:     May 16, 2022

                  By: /s/ Allen R. Hartman
Allen R. Hartman,
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Date:     May 16, 2022

                 By: /s/ Louis T. Fox, III
Louis T. Fox, III,
Chief Financial Officer,
(Principal Financial and Principal Accounting Officer)